TENNYSON
NETWORKS LIMITED

03 JUL 17 AM 7:21

July 17, 2003

By Facsimile
0015 1 202 942 9624
11 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03024640

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated 17 July 2003 re: **Tennyson To Get Major Injection For Further Growth**
2. An announcement to the ASX dated 17 July 2003 re: **Appendix 3B – New Issue Announcement**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

TENNYSON TO GET MAJOR INJECTION FOR FURTHER GROWTH

Announces $10 million capital raising

Melbourne, 17 July 2003 –Tennyson Networks (ASX: TNY) today announced that it had attracted a major new investor to expand its recently acquired Datareach broadband Internet business while retaining and developing its existing Smart Office eXchange (SOX) operations.

As part of the deal, which is subject to shareholder approval, Tennyson will receive a capital injection of $10 million as well as an investor that will marry its own technology and expertise with Tennyson's already formidable products and personnel.

This infusion of working capital and other resources will allow Tennyson to accelerate the international growth of the Datareach business it has just acquired from Ericsson New Zealand. Datareach has a range of products that are ideally suited to take advantage of the rapid global uptake of broadband, always-on fast Internet.

Following the acquisition of Datareach, Tennyson had been in discussion with several parties interested in acquiring its SOX operations. One of those parties was Neoside Pty Ltd, a company controlled by Melbourne chartered accountant Mr John Fletcher and businessman Mr Geoffrey Rubython.

As negotiations progressed, the mutual goals and business objectives of the two parties were analysed. In this process it became clear there were major benefits for all parties if Tennyson retained SOX as well as gaining additional funding, complementary technology and expertise to develop the product range while also expanding the Datareach business.

"We believe that with this significant capital injection, Tennyson will now be in an excellent position to harness the synergies of the SOX and Datareach businesses and have a strong balance sheet to finance the growth and international expansion of the enlarged group," said Tennyson's chairman, Mr Harvey Parker.

As a result of this proposed capital injection, the $3.5 million rights issue previously announced to shareholders will not proceed.

A meeting of shareholders will be held in September to approve the issue of 391.04 million shares to Neoside at an issue price of 2.5 cents per share to raise $9.776 million. A notice of general meeting and accompanying independent expert's report will be issued to shareholders and will contain full details of the proposed issue and of Neoside, which is presently undergoing a reorganization to facilitate the financing of the capital injection. Subject to shareholder approval, Neoside will hold approximately 70% of the increased issued shares of Tennyson Networks Limited.

Tennyson advised that it had today issued 8.96 million shares to private investors at an issue price of 2.5 cents per share, raising $224,000.

Tennyson also advised that Mr Fletcher and Mr Rubython would be joining the Board of Directors and that Mr Ronald Woss, currently Tennyson's largest shareholder, had decided to retire from the Board. Mr Woss stated that he will continue to support the company and its operations.

"The Board wishes to thank Mr Woss for his many years of dedicated service to the company," said Mr Parker.

Tennyson contacts:

Harvey Parker
Chairman
03 8558 0400

Rick A Pullia
Acting CEO / CFO
03 8558 0400

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

TENNYSON NETWORKS LIMITED

ABN

98 009 805 298

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**8,960,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Same terms as existing ordinary shares**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.025 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To provide working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**17 July 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**170,926,958**	**Ordinary shares**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**10,000,000**	**Options exercisable at $0.10 on or before 12 July 2004.**
		2,000,000	**Options exercisable at $0.11 on or before 31 December 2003.**
		5,000	**Options exercisable at $1.05 on or before 30 June 2004**
		40,000	**Options exercisable at $1.00 on or before 30 June 2004**
		45,000	**Options exercisable at $0.70 on or before 1 November 2004**
		1,150,000	**Options exercisable at $0.04 on or before 27 November 2005.**
		500,000	**Options exercisable at $0.05 on or before 19 March 2006.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends are paid at the discretion of the Board of Directors**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 17 July 2003
(Company secretary)

Print name: RICK A PULLIA

== == == == ==

+ See chapter 19 for defined terms.